

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Jason Nanchun Jiang
Chairman and Chief Executive Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong

> **Re: Focus Media Holding Limited**
> **Schedule 13E-3**
> **Filed January 18, 2013**
> **File No. 005-81465**

Dear Mr. Jiang:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise your disclosure to provide, or confirm that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons.

Introduction, page 1

2. We note the statement in the penultimate paragraph of the introduction on page 3

disclaiming responsibility for the information supplied by other filing persons. This statement is inconsistent with your disclosure in the Schedule 13E-3, including the signature pages, and operates as an implied disclaimer for the filing. Please revise.

3. Further, we note your disclaimer in the final paragraph of the introduction on page 3 noting that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons. Please revise, and make conforming changes throughout the disclosure.

Exhibit 99(A)(1)

General

4. Please make the statement required by Item 1014(d) of Regulation M-A, or direct us to responsive disclosure appearing in the filing. See General Instruction E to Schedule 13E-3 which requires that negative responses to Item 8 be affirmatively disclosed.

Cover Letter

5. Please identify, where applicable, the certain members of the senior management of Focus Media that are considered the "Management Rollover Securityholders." We note in Section 9.03 of the Agreement and Plan of Merger filed as Annex A to Exhibit 99(A)(1), that "Management Rollover Securityholders" means the persons listed on Section 9.03(a) of the Parent Disclosure Schedule. However, we note the Parent Disclosure Schedule, including also the Company Disclosure Schedule, as referenced on page A-iii of the Agreement and Plan of Merger, are not included as annexes to the Agreement and Plan of Merger. It appears the Company and Parent Disclosure Schedules are material and should be included as annexes to the merger agreement. Please explain the significance of the Company and Parent Disclosure Schedules and submit the disclosure schedules as annexes to the agreement.

6. You disclose that ADS holders may cancel their ADSs in order to vote or dissent with respect to this transaction. Please disclose the consequences of this action to an ADS holder if the transaction is not approved.

7. Please supplement your disclosure, here and throughout your filing, related to the reference to the two-thirds or more shareholder voting approval needed to consummate the merger, to disclose the percentage number of unaffiliated shares, given the 36.20%

beneficially owned by the Buyer Group that would be required to vote in favor of the transaction for it to be approved.

Treatment of Restricted Share Units, page 4

8. Please identify, where applicable, the certain non-management directors and consultants of Focus Media Holding Limited that are collectively referred to as the "Director and Consultant Parties."

Plans for the Company after the Merger, page 7

9. Please expand your disclosure in this summary, and in your disclosure beginning on page 47, to provide specific details regarding the substantially more debt you plan to incur pursuant to this transaction. Please refer to Item 6 of Schedule 13E-3 and corresponding Item 1006(c)(3) of Regulation M-A.

Financing of the Merger, page 8

10. Please revise your disclosure to state the source of the funds to be paid to the unaffiliated shareholders, including whether from PRC accounts or other, and discuss whether any of these funds will be subject to any PRC rules, regulations or circulars regarding distributions of any kind. If so, please provide a full analysis as to what specific PRC rules, regulations, or circulars are at issue and discuss all underlying restrictions, registrations and approvals. In addition, please confirm whether you have considered if the procedural requirements with which the Company must comply in order to pay dividends in foreign currencies without prior approval from SAFE may apply to the funds to be paid to the unaffiliated shareholders pursuant to the going private transaction. If not, please discuss any applicable procedural requirements and whether the funds or proceeds can be paid with or without regulatory approval to the unaffiliated shareholders outside of the PRC who are not PRC nationals.

Material PRC Income Tax Consequences, page 15

11. Please explain how you are able to disclose that you do not believe that you should be considered a resident enterprise under the PRC Enterprise Income Tax Law, given your statement on page 13 of your most recent annual report on Form 20-F filed on April 27, 2012, that "there is uncertainty regarding whether PRC tax authorities would deem us to be a PRC resident enterprise."

Background of the Merger, page 24

12. Please revise your disclosure to provide insight into the discussions that took place on September 7 and October 10, 2012 between the independent committee and Kirkland & Ellis and Simpson Thacher regarding the potential impact that the SEC Enforcement inquiry could have on the proposed going private transaction. Based on the September 7 and October 10, 2012 discussions, please revise your disclosure to discuss why the independent committee determined that it was in the best interests of the company and its shareholders to continue evaluating the proposal and the company's alternatives, notwithstanding the pending SEC Enforcement inquiry.

13. Please discuss why the independent committee concluded that conducting a broader sale process through actively soliciting third-party bids would not be in the best interests of the company or its shareholders. Please revise your disclosure to be more specific in your discussion as to the independent committee's belief that an active market check process would potentially risk the withdrawal of the Consortium's offer or an adverse change in such offer and would be unlikely to produce a competing offer on terms better than the Consortium's offer.

14. Please revise your disclosure to provide the "certain outcomes" with respect to the SEC inquiry that were discussed between the independent committee and Kirkland & Ellis and J.P. Morgan on September 24, 2012. Please also clarify your disclosure on page 27 relating to requiring the Consortium to increase deal certainty by "accepting risk with respect to the SEC inquiry."

15. Please revise your disclosure to identify the representative of the company that met with Simpson Thacher on October 8, 2012.

16. Revise your disclosure to discuss the Consortium's "proposed closing conditions" related to the SEC inquiry, as discussed between the independent committee, Kirkland & Ellis, Maples and Calder and J.P. Morgan on November 12, 2012.

Reasons for the Merge and Recommendation of the Independent Committee and Our Board of Directors, page 31

17. While we recognize Mr. Jiang appears as a filing person, briefly disclose the reason or reasons why the Chairman abstained from voting as required by Item 1014(a) of Regulation M-A.

18. We note the comprehensive fairness determination that was disclosed in the final

paragraph of this section. Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.

19. Please address how the independent committee, or any filing person relying on the financial advisor's opinion, was able to support their fairness determination as to unaffiliated shareholders given that the financial advisor's opinion addressed fairness with respect to per share merger consideration to be paid to the holders of the Shares and the per ADS merger consideration to be paid to the holders of the ADSs (other than holders of Excluded Shares), rather than to all shareholders unaffiliated with the company.

20. Please revise your disclosure on page 32, and also on page 36, regarding the transaction giving security holders "certainty of the value of their Shares or ADSs." While the value of the cash consideration to be received by security holders may be certain, the value of the Shares and ADSs is not.

21. Please revise the eighth, ninth and tenth bullet points on page 32 to explain how the independent committee and the board of directors considered the (a) company's business, financial condition, results of operations, prospects and competitive position, (b) global economic conditions and the potential effects on the company's financial position, and (c) estimated forecasts of the company's future financial performance prepared by the company's management. What about these factors allowed the independent committee, and ultimately the board of directors, to make their fairness determination and why were these factors viewed as positive in the analysis.

22. Please briefly discuss the restrictions on the conduct of the company's business prior to the completion of the merger that the independent committee and board of directors considered a potentially negative factor related to the merger. We note your disclosure in the fourth bullet point on page 34.

23. We note your disclosure in the seventh bullet point on page 34 related to the certain circumstances the company may not be entitled to a termination fee. Briefly discuss the certain circumstances referenced.

Opinion of the Independent Committee's Financial Advisor, page 39

24. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For

example, disclose (i) the Company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Public Trading Analysis, and (iii) the total transaction value of each of the transactions used in the Selected M&A Transactions analysis.

Selected M&A Transaction Analysis, page 41

25. Disclose why J.P. Morgan determined the selected transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples.

Interests of Certain Persons in the Merger, page 52

26. We note your disclosure in the company's most recent annual report on Form 20-F filed on April 27, 2012, that as of December 31, 2011, the company had net operating loss carry forwards of $19,252,222. Revise to indicate, if true, that the Buyer Group will become the direct beneficiaries of the Company's future use of any accrued operating loss carry forwards to offset future taxable income. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A

27. Revise to indicate, if true, that the Buyer Group will become the direct beneficiaries of the cost savings associated with the Company no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the estimated future savings available to the Company that are directly attributable to bypassing these compliance costs.

Exhibit 99(c)(2)

28. We noticed that J.P. Morgan included a disclaimer in which it indicated that neither the presentation nor any of its contents could be disclosed or used for any other purpose "without the prior written consent of J.P. Morgan." The inclusion of this quoted language implies that absent such written consent, security holders may not rely on the information in the exhibit to make an informed investment decision. Please revise to remove this implication by disclosing whether or not J.P. Morgan provided its prior written consent for the presentation and its contents to be filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas Panos

Nicholas Panos
Senior Special Counsel
Office of Mergers and Acquisitions

Via E-mail
David Zhang
Jesse Sheley
Stephanie Tang